BB 3/4

04003241

UNITED STATES
[redacted]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| Expires: | October 31, 2004 |
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# IUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65245 |

CM 3.17

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUNICIPAL PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SEVENTH AVENUE
(No. and Street)

| NEW YORK | NEW YORK | 10001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KELLY (212) 931-6400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

| 295 MADISON AVENUE | NEW YORK | N.Y. | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECD S.E.C.
FEB 27 2004
536

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRIAN KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUNICIPAL PARTNERS, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Sworn To Before Me On February 26, 2004

JOSEPH M. SEIDMAN
Notary Public, State of New York
Qualified in New York County
No. 02SE5077581
Commission Expires on May 12, 2006

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUNICIPAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

# FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


To The Members
Municipal Partners, LLC

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Municipal Partners, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Municipal Partners, LLC as of December 31, 2003 in conformity with generally accepted accounting principles.

Fox & Juran

New York, N.Y.

February 5, 2004

MUNICIPAL PARTNERS, LLC

BALANCE SHEET

DECEMBER 31, 2003

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents (Note 1) | $ 618,788 | |
| Receivable from clearing agent (Note 3) | 238,168 | |
| Receivable from special member (Note 4) | 511,689 | |
| Securities owned, at fair market value (Note 5) | 397,945 | |
| Equipment and furniture at cost, less accumulated depreciation of $67,731 (Note 1) | 180,708 | |
| Prepaid expenses | 126,084 | |
| Security deposit (Note 10) | 36,488 | |
| TOTAL ASSETS | | $2,109,870 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accrued expenses - special member | $ 315,329 | |
| Accrued expenses - others | 260,043 | |
| Income taxes | 6,500 | |
| Notes payable - special member (Note 7) | 1,000,000 | |
| TOTAL LIABILITIES | | $1,581,872 |
| Commitments (Note 10) | | |
| Members' Equity | | 527,998 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | | $2,109,870 |

See Notes To Financial Statements

MUNICIPAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

---

1. SIGNIFICANT ACCOUNTING POLICIES

a. METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statements presentation.

Securities transactions, which are commissions less related expenses, are recorded on a trade-data basis.

b. CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

2. THE COMPANY

The Company is registered as a broker's broker in state and municipal government under the Securities Exchange Act of 1934 and does not maintain any state or municipal securities in its proprietary account. It is exempt from Rule 15c3-3 (k)(2)(ii) of the Securities & Exchange Commission.

The Company was granted membership in the National Association of Securities Dealers, Inc. on June 17, 2002.

The Company, maintains branch offices in Los Angeles, California and in Boca Raton, Florida, both of which commenced operations on January 30, 2002.

3. CLEARING AGENT

The Company, in its capacity as a broker, clears its transactions through another broker, on a fully disclosed basis as an introducing broker, and is exempt from customer reserve requirements. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a market value of at least $100,000.

4. RECEIVABLE FROM SPECIAL MEMBER

The Company recorded commission income of $511,689 from the date it became registered by the NASD, June 17, 2002, to July 8, 2002. The income during this period was received on the Company's behalf by its special member. This amount is included in litigation proceedings initiated by the Company against its special member. (See Note 11)

5. SECURITIES OWNED, AT FAIR MARKET VALUE

The Company received cash and marketable securities from its managing member whose market value at December 31, 2003 is $635,458.

6. INCOME TAX

The Company, as an LLC, is not a taxable entity for Federal and New York State income tax purposes. Elements of income and expense flow through and are taxed to the member. The City of New York taxes the Company as an unincorporated business.

7. NOTE PAYABLE

The Company has a promissory note outstanding in the amount of $1,000,000 payable to its special member, Canter Fitzgerald Partners, with interest at 6% per annum, which rate can increase to 10% following the maturity date or upon the occurrence and continuation of an event of default.

Principal amounts are payable, accompanied by the payment of accrued interest at the Company's discretion, to the date of such payments, in accordance with the following schedule:

| DUE DATE | PRINCIPAL PAYABLE |
|---|---|
| January 30, 2004 | $ 100,000 |
| January 30, 2005 | 100,000 |
| January 30, 2006 | 100,000 |
| January 30, 2007 | 700,000 |

The maturity date of the note is January 30, 2007. Interest, all accrued, but unpaid, shall be payable on the maturity date. The Company, upon written notice, can prepay this note in whole or in part with accrued interest.

7. CONTINUED

The note is secured by the assets of the Company, the managing member's interest in the Company and any member owning 10% or more of the Company. On January 30, 2004, the Company paid the principal due of $100,000.

8. PENSION PLAN

As of January 1, 2003, the Company adopted a 401(k) employee savings and retirement plan covering all eligible employees, as defined. Employee contributions based on compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and based on participants' annual compensation. For the year 2003, the Company made no contribution into the plan.

9. SPECIAL MEMBER GROSS REVENUE ALLOCATION

The Company agreed to pay its special member five (5%) of its gross revenue and fifty (50%) of its electronic trades. Total expense for the period amounted to $370,136.

10. COMMITMENTS

In January 2002, the Company entered into a lease agreement to lease space in New York City for a period of 10 years commencing February 1, 2002 and extending through January 31, 2012.

Minimum annual rental payments are as follows:

| | |
|---|---|
| 2004 | $116,090 |
| 2005 | 118,993 |
| 2006 | 121,967 |
| 2007 | 132,017 |
| 2008 | 136,507 |
| Thereafter | 428,914 |

The Company is responsible for its share of future increases in building taxes and operating expenses and in addition, pays $12,129 for electricity and air conditioning maintenance per annum. The Company has deposited with the landlord $27,680 as security.

10. CONTINUED

The Company entered into a lease agreement to lease space in Boca Raton, Florida for the period June 1, 2003 to May 31, 2005.

Minimum annual rental payments are as follows:

| | |
|---|---|
| 2004 | $ 46,845 |
| 2005 | 19,519 |

The Company entered into a lease agreement to lease space in Los Angeles, California for the period June 1, 2003 to May 31, 2008.

Minimum annual rental payments are as follows:

| | |
|---|---|
| 2004 | $ 35,849 |
| 2005 | 36,922 |
| 2006 | 38,036 |
| 2007 | 39,175 |
| 2008 | 16,521 |

The Company has deposited with the landlord $8,808 as security and is responsible for increases in building operating expenses.

11. LITIGATION

On October 8, 2002, the Company filed a Statement of Claim in arbitration at the National Association of Securities Dealers ("NASD"), captioned Municipal Partners, LLC v. Cantor Fitzgerald Partners ("Cantor") and Howard Lutnick, NASD No. 02-06002 (the "Arbitration"). The statement of Claim, which alleges Lutnick controls both Cantor and eSpeed, Inc. ("eSpeed"), relates to disputes arising out of series of agreements implementing the Company's repurchase of the municipal bond division from Cantor on January 30, 2002. Among those agreements are a Transition Agreement between Cantor, the Company and Brian Kelly, managing member of the Company, and a License and Service Agreements between eSpeed and the Company.

11. CONTINUED

As alleged in the Company's Statement of Claim, the Transition Agreement provided for a transition period, during which Cantor was to continue to conduct the municipal bond division's business and the Company was to obtain a broker dealer license. Cantor was to collect the fees generated by the business and, upon the Company becoming licensed as a broker-dealer, to pay an amount equal to the fees collected net of certain credits in Cantor's favor. Among the credits were allocable amounts for certain listed items of overhead, included Ancillary IT Services (as defined in the License Agreement) requested by the Company and provided by eSpeed, and other overhead items allocated on a basis consistent with past practices, among other things.

Pursuant to the License Agreement, eSpeed granted the Company a perpetual, non-exclusive and revocable license to use eSpeed electronic system. eSpeed also agreed to provide Ancillary IT Services to the Company, when and as requested by it.

The Company's Statement of Claim further alleges Cantor has wrongfully withheld approximately $2.5 million in fees it collected during the Transition Period which, after giving effect to certain credits, belong to the Company; Cantor has wrongfully charged for allocable overhead and Ancillary IT Services purportedly provided by eSpeed, and has refused to provide information and back-up documentation for its invoices; Lutnick has tortiously interfered with the Transition Agreement and License Agreement; and Lutnick has caused Cantor and eSpeed to harass the Company, without justification.

On or about October 30, 2002, Cantor, Lutnick and eSpeed filed a Petition to Stay Arbitration in the Supreme Court of the State of New York, principally alleging that there is no agreement to arbitrate because the dispute purportedly arose prior to the Company becoming a member of the NASD. Petitioners further allege that there is no agreement to arbitrate between eSpeed and the Company and that the arbitration should be stayed to the extent it seeks relief against eSpeed. By order to show cause signed on October 30, 2002, the Court stayed the Arbitration pending the hearing of the Petition.

11. CONTINUED

On or about October 30, 2002, eSpeed commenced a separate action (the "Related Action") in the Supreme Court of the State of New York. In the Related Action, eSpeed principally seeks to recover damages in the amount of $632,494 plus interest for the Company's purported failure to pay for the information technology services rendered pursuant to the License Agreement during the period from January 30, 2002 through August 31, 2002; damages in an amount to be determined at trial for eSpeed's share of Electronic Transaction Services Revenue (as defined in the License Agreement) and for the Company's purported breach of the exclusivity provision of the License Agreement; and an accounting.

On November 14, 2002, the Company cross-petitioned to compel arbitration and dismiss the Petition, and cross-moved to stay the Related Action. The Company also filed its Answer to the Petition to Stay Arbitration and Counterclaims, which denies the substantive allegations of the Petition, asserts various affirmative defenses, and seeks an order denying the Petition, directing Cantor and Lutnick to proceed with the Arbitration, and staying the Related Action.

On November 19, 2002, the Company filed its Answer to the Related Action, denying the substantive allegations in eSpeed's complaint, asserting affirmative defenses, and counter-claiming against eSpeed for damages in an amount to be determined at trial for eSpeed's breach of the License Agreement, including by rendering invoices that purport to include charges for Ancillary IT Services that were not rendered, by rendering invoices that were not properly computed, by refusing to pay or reimburse the Company for technology costs that were eSpeed's responsibility, by intentionally or negligently misleading the Company regarding the services to be provided under the License Agreement and cost therefor, by harassing the Company without just cause through claims that the Company may have compromised the safety and integrity of eSpeed's computers and operations, and by failing to provide the Company with the software capabilities which had previously been provided to the municipal securities division of Cantor. The Company also counterclaims for the rescission or revocation of the License Agreement, on the ground of failure of consideration.

11. CONTINUED

On April 9, 2003, the Supreme Court of the State of New York, County of New York denied the Petition to Stay Arbitration and the Cross-Motion to Stay the Related Action and granted the Company's Cross-Petition to Compel Arbitration.

On April 2, 2003, the Company received a letter from Cantor alleging default of a Secured Promissory Note (the "Note"), dated January 30, 2002, by and between the Company and Cantor. Cantor claims that the Company defaulted on the Note by allegedly breaching certain terms of the Organization Agreement, dated as of January 30, 2002, by and among Cantor, eSpeed, the Company and persons signatory thereto. Cantor notified the Company of its intention to accelerate payment of $1,084,110 in principal and interest as a result of the alleged breach. The Company has since made its first scheduled principal payment of $100,000 under the Note on January 30, 2004, its due date.

Cantor, Lutnick, eSpeed and the Company have engaged in negotiations and non-binding mediation in an attempt to resolve these disputes. Negotiations among the parties are ongoing.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital and aggregate indebtedness of $154,931 and $1,070,183 respectively. The net capital ratio was 6.91 to 1 or 691.00% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $54,931.

13. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 330 Seventh Avenue, 15th floor, New York, N.Y. 10001 and the regional office of the Commission located at 233 Broadway, Woolworth Building, New York, NY 10279.

# FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS


To The Members
Municipal Partners, LLC

We have examined the financial statements of Municipal Partners, LLC for the year ended December 31, 2003, and have issued our report thereon dated February 5, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Municipal Partners, LLC that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 181 SECTION

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Municipal Parters, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Faye & Jan

New York, N.Y.

February 5, 2004